Exhibit 4.8
QUAD/GRAPHICS, INC.

DESCRIPTION OF SECURITIES

The following description summarizes the material terms of Quad/Graphics, Inc.'s (“Quad”) capital stock. In conjunction with this summary, you should read the complete text of Quad’s amended and restated articles of incorporation (“Articles”), Quad’s amended bylaws (“Bylaws”), and the relevant provisions of the Wisconsin Business Corporation Law (the “WBCL”).

Authorized Capital Stock

Quad’s authorized capital stock consists of:

•	105 million authorized shares of class A common stock, par value $0.025 per share;

•	80 million authorized shares of class B common stock, par value $0.025 per share;

•	20 million authorized shares of class C common stock, par value $0.025 per share; and

•	500,000 authorized shares of preferred stock, par value $0.01 per share.

Comparison of Quad’s Class A Common Stock, Class B Common Stock and Class C Common Stock

The following table compares Quad’s class A common stock, class B common stock and class C common stock:

	Class A Common Stock	Class B Common Stock	Class C Common Stock
Public Market:	NYSE	None.	None.

Voting Rights:	Except for matters where Wisconsin law requires a separate class vote, one vote per share on all matters voted upon by Quad’s shareholders.	Except for matters where Wisconsin law requires a separate class vote, ten votes per share on all matters voted upon by Quad’s shareholders.	Except for matters where Wisconsin law requires a separate class vote, ten votes per share on all matters voted upon by Quad’s shareholders.

Dividends:
The cash dividend payable with respect to each share of class A common stock will equal the cash dividend payable with respect to each share of class B common stock and class C common stock. Cash dividends may not be declared and paid with respect to class A common stock without simultaneous cash dividends declared and paid with respect to the class B common stock and class C common stock.

The cash dividend payable with respect to each share of class B common stock will equal the cash dividend payable with respect to each share of class A and class C common stock. Cash dividends may not be declared and paid with respect to class B common stock without simultaneous cash dividends declared and paid with respect to the class A and class C common stock.

The cash dividend payable with respect to each share of class C common stock will equal the cash dividend payable with respect to each share of class A common stock and class B common stock. Cash dividends may not be declared and paid with respect to class C common stock without simultaneous cash dividends declared and paid with respect to the class A common stock and class B common stock.

Liquidation:
Upon liquidation, dissolution or winding up of Quad, the holders of outstanding shares of class A common stock will be entitled to receive (after the payment of any preferential amounts required to be paid to the holders of preferred stock), pro rata, on a one-for-one basis with the holders of outstanding shares of class B common stock and class C common stock, the remaining assets and funds of Quad available for distribution to its shareholders.

Upon liquidation, dissolution or winding up of Quad, the holders of outstanding shares of class B common stock will be entitled to receive (after the payment of any preferential amounts required to be paid to the holders of preferred stock), pro rata, on a one-for-one basis with the holders of outstanding shares of class A and class C common stock, the remaining assets and funds of Quad available for distribution to its shareholders.

Upon liquidation, dissolution or winding up of Quad, the holders of outstanding shares of class C common stock will be entitled to receive (after the payment of any preferential amounts required to be paid to the holders of preferred stock) pro rata, on a one-for-one basis with the holders of outstanding shares of class A common stock and class B common stock, the remaining assets and funds of Quad available for distribution to its shareholders.

	Class A Common Stock	Class B Common Stock	Class C Common Stock
Extraordinary Corporate Action:
The class A common stock, class B common stock and class C common stock receive the same consideration in any distribution of property, merger, consolidation, purchase or acquisition of property or stock, asset transfer, division, share exchange, recapitalization or reorganization of Quad in proportion to the number of shares, without regard to class.

The class A common stock, class B common stock and class C common stock receive the same consideration in any distribution of property, merger, consolidation, purchase or acquisition of property or stock, asset transfer, division, share exchange, recapitalization or reorganization of Quad in proportion to the number of shares, without regard to class.

The class A common stock, class B common stock and class C common stock receive the same consideration in any distribution of property, merger, consolidation, purchase or acquisition of property or stock, asset transfer, division, share exchange, recapitalization or reorganization of Quad in proportion to the number of shares, without regard to class.

Ownership and/or Transfer Restrictions:	None, other than as imposed by applicable law.
Class B common stock can only be voluntarily transferred to Quad or to any member of the “family group” during lifetime or at death. The “family group” includes:
Betty E. Quadracci;
 the issue of Betty E. Quadracci;
 a spouse of an issue of Betty E. Quadracci;
 a widow or widower of an issue of Betty E. Quadracci;
 the estate of any of the foregoing individuals;
 any trust created by will or inter-vivos for so long as the sole current beneficiaries of such trust are one or more of the foregoing individuals;
 any entity for so long as such entity is wholly owned and controlled by one or more of the foregoing individuals;
 any entity described in Section 4947(a)(1) or (2) of the Internal Revenue Code; and
 any entity to which contributions would be deductible under Sections 2522 or 2055 of the Internal Revenue Code.

In the event of a foreclosure sale of pledged class B common stock or other involuntary transfer of class B common stock, other than as a result of the death of a holder of class B common stock, Quad has the option for 15 days to purchase the class B common stock subject to such involuntary transfer at the “purchase price” described below. If there are any shares of class B common stock not purchased by Quad pursuant to the option, each share of class B common stock not purchased is automatically converted into one share of class A common stock.

Any transfer of class B common stock in violation with Quad’s organizational documents results in the automatic conversion of each such share into one share of class A common stock.

Class C common stock can only be owned by, or transferred to, the Quad/Graphics, Inc. Tax Credit Stock Ownership Plan or any qualified successor thereto (which is currently the Quad/Graphics Personal Enrichment Plan) and/or any other employee benefit plan of Quad which is intended to satisfy the qualification requirements of Section 401 of the Internal Revenue Code.

	Class A Common Stock	Class B Common Stock	Class C Common Stock
Purchase Price:	Not applicable.
The price at which any share of class B common stock subject to Quad’s option to purchase (the “purchase price”) is:
If the class A common stock is then listed for trading on a national securities exchange, then the last sales price of the class A common stock as reported by such exchange on the applicable date (or if no sales occurred on such date, on the last preceding date on which there was a sale).
If the class A common stock is not listed on a national securities exchange but is then traded in an over-the-counter market, then the last sales price (or, if there is no last sales price reported, the average of the closing bid and ask prices) of the class A common stock as reported by such over-the-counter market on the applicable date (or if no sales occurred on such date, on the last preceding date on which there was a sale).
 If the class A common stock is not then listed on a national securities exchange or traded in an over-the-counter market, then the price of a share of class A common stock most recently determined by a qualified independent appraisal expert in evaluating securities selected by the board of directors (and if that last independent appraisal is over one year old, then the price shall be determined by agreement of the parties or binding independent appraisal in the event the parties fail to agree on a price).
Not applicable.

Conversion:	Not applicable.	Each share of class B common stock may, at the option of the holder, be converted at any time into one share of class A common stock.	Each share of class C common stock may, at the option of the holder, be converted at any time into one share of class A common stock.

Repurchase:	Not applicable.	Not applicable.
Each holder of class C common stock has the continuous right to require Quad to repurchase the class C common stock for cash or its equivalent at the “purchase price” noted in the class B common stock column above.

Preferred Stock

Preferred stock may be issued from time to time in one or more series, the shares of each series to have the designations and powers, preferences, rights, qualifications, limitations and restrictions as are stated and expressed in the resolution or resolutions providing for the issuance of that series adopted by the Quad board of directors.

The Quad board of directors has the authority to create one or more series of preferred stock and, with respect to each series, to fix and state the following:

•	the number of shares constituting the series and the designation of the series;

•	the dividend rate or rates and/or the method of determining such rate or rates and the timing of dividend payments;

•	the voting rights, if any, of the series;

•
whether or not the shares of the series will be convertible into shares of any other class or series of stock and, if so, the terms and conditions of such conversion, including the conversion price or ratio or rate at which the conversion may be made;

•
whether or not the shares of the series will be redeemable at the option of Quad or the holders of the series or upon a specified event and, if redeemable, the terms and conditions of such redemption, including the redemption price or prices and the time or times at which the shares will be redeemable;

•	the rights of the shares of that series upon the voluntary or involuntary dissolution or winding up of Quad;

•	the obligation, if any, of Quad to retire the shares of the series pursuant to a sinking fund; and

•	any other relative rights, preferences and limitations of the series.

The shares of each series of preferred stock may vary from the shares of any other series in any or all of the foregoing respects. The Quad board of directors may increase or decrease the number of shares of the preferred stock designated for any existing series by a resolution adding or subtracting from the series; provided, however, that the board of directors may not decrease the number of shares of any existing series to a number less than the number of shares of that series then issued and outstanding.

Provisions of Wisconsin Law and Quad’s Articles and Bylaws with Possible Anti-Takeover Effects

Provisions of Wisconsin law have certain anti-takeover effects. Quad’s Articles and Bylaws also contain provisions that may have similar effects.

Wisconsin Statutes

Sections 180.1140 to 180.1144 of the WBCL restrict a broad range of business combinations between a Wisconsin resident domestic corporation, defined as a public Wisconsin corporation that, as of the stock acquisition date in question, has (i) its principal offices located in Wisconsin, (ii) significant business operations located in Wisconsin, (iii) more than 10% of the holders of record of its stock who are residents of Wisconsin, or (iv) more than 10% of its shares held of record by residents of Wisconsin, and an “interested stockholder” for a period of three years unless specified conditions are met. The WBCL defines a “business combination” as including certain mergers or share exchanges, sales of assets, issuances of stock or rights to purchase stock and other related party transactions. An “interested stockholder” is a person who beneficially owns, directly or indirectly, at least 10% of the outstanding voting stock of a corporation or who is an affiliate or associate of the corporation and beneficially owned at least 10% of the voting stock within the last three years. During the initial three-year period after a person becomes an interested stockholder in a Wisconsin resident domestic corporation, with some exceptions, the WBCL prohibits a business combination with the interested stockholder unless the corporation’s board of directors approved the business combination or the acquisition of the stock by the interested stockholder prior to the acquisition date. Following this three-year period, the WBCL also prohibits a business combination with an interested stockholder unless:

•	the board of directors approved the acquisition of the stock prior to the acquisition date;

•	the business combination is approved by a majority of the outstanding voting stock not owned by the interested stockholder;

•	the consideration to be received by shareholders meets certain requirements of the statute with respect to form and amount; or

•	the business combination is of a type specifically excluded from the coverage of the statute.

Sections 180.1130 to 180.1133 of the WBCL govern certain mergers or share exchanges between Wisconsin resident domestic corporations and significant shareholders, and sales of all or substantially all of the assets of Wisconsin resident domestic corporations to significant shareholders. These transactions must be approved by 80% of all votes entitled to be cast and two-thirds of votes entitled to be cast other than the voting shares owned by the significant shareholder, unless the shareholders receive a statutory “fair price.” Section 180.1130 of the WBCL generally defines a “significant shareholder” as the beneficial owner of 10% or more of the voting power of the outstanding voting shares, or an affiliate of the corporation who beneficially owned 10% or more of the voting power of the then outstanding shares within the last two years.

Section 180.1150 of the WBCL provides that in particular circumstances the voting power of shares of a Wisconsin resident domestic corporation held by any person in excess of 20% of the voting power is limited to 10% of the voting power these excess shares would otherwise have. Full voting power may be restored if a majority of the voting power of shares represented at a meeting, including those held by the party seeking restoration, are voted in favor of the restoration or as otherwise specified by the board of directors. This voting restriction does not apply to shares acquired directly from the corporation.

Section 180.1134 of the WBCL requires shareholder approval for some transactions in the context of a tender offer or similar action for more than 5% of the voting shares of any class of a Wisconsin resident domestic corporation’s stock. Shareholder approval is required for the acquisition of more than 5% of the corporation’s stock at a price above market value from any person who holds more than 3% of the voting shares and has held the shares for less than two years, unless the corporation makes at least an equal offer to acquire all shares. Shareholder approval is also required for the sale or option of assets that amount to at least 10% of the market value of the corporation, but this requirement does not apply if the corporation has at least three independent directors and a majority of the independent directors vote not to have this provision apply to the corporation.

In addition to the anti-takeover provisions described above, various provisions of Quad’s Articles and Bylaws, which are summarized in the following paragraphs, may be deemed to have anti-takeover effects.

No Cumulative Voting

The WBCL provides that shareholders are denied the right to cumulate votes in the election of directors unless the articles of incorporation provide otherwise. Quad’s Articles do not provide for cumulative voting.

Meeting Procedures; Advance Notice Requirements for Shareholder Proposals and Director Nominations; Procedures for Calling a Special Meeting

Quad’s Bylaws provide the board with discretion in postponing shareholder meetings, including, within certain limits, special meetings of shareholders. Additionally, the Chairman of the Board, the Chief Executive Officer or the President or the board of directors (acting by resolution) can adjourn a shareholder meeting at any time before business is transacted at the meeting.

Quad’s Bylaws also provide that shareholders seeking to nominate persons for directors or seeking to bring other business before an annual meeting must provide timely notice of their proposal in writing to the corporate secretary. To be timely, a shareholder’s notice must be received on or before December 31 of the year immediately preceding the annual meeting. Quad’s Bylaws also specify requirements as to the form and content of a shareholder’s notice. These provisions may impede shareholders’ ability to bring matters before an annual meeting of shareholders or make nominations for directors at an annual meeting of shareholders.

Quad’s Bylaws also establish a procedure which shareholders seeking to call a special meeting of shareholders must satisfy. This procedure involves notice to Quad, the receipt by Quad of written demands for a special meeting from holders of 10% or more of all the votes entitled to be cast on any issue proposed to be considered, a review of the validity of such demands by an independent inspector and the fixing of the record and meeting dates by the board of directors. In addition, shareholders demanding a special meeting must deliver a written agreement to pay the costs incurred by Quad in holding a special meeting, including the costs of preparing and mailing the notice of meeting and the proxy materials for the solicitation of proxies, in the event such shareholders are unsuccessful in their proxy solicitation.

Director Removal

Quad’s Articles provides that any director may be removed from office, but only for cause by the approval of 66 2/3% of the voting power of the then outstanding shares of stock of the voting group of shareholders that elected the director. However, if at least two-thirds of the directors plus one director vote to remove a director, that director can be removed without cause by the affirmative vote of a majority of such outstanding shares. As defined in Quad’s Articles, “cause” exists only if the director whose removal is proposed has been convicted of a felony by a court of competent jurisdiction and such conviction is no longer subject to direct appeal or such director has been adjudged to be liable for willful misconduct in the performance of his or her duty to Quad in a matter which has a material adverse effect on Quad’s business, and such adjudication is no longer subject to direct appeal.

Authorized But Unissued Shares

Quad’s authorized but unissued shares of common stock and preferred stock will be available for future issuance without shareholder approval. Quad could use these additional shares for a variety of corporate purposes, including future public offerings to raise capital, corporate acquisitions and issuances under employee benefit plans. Additionally, Quad could issue a series of preferred stock that could, depending on its terms, impede the consummation of a merger, tender offer or other takeover attempt. The board of directors of Quad will make any determination to issue such shares based on its judgment as to the best interests of Quad and its shareholders. The board, in so acting, could issue preferred stock having terms that could discourage an acquisition attempt through which an acquiror may be able to change the composition of the board of directors, including a tender offer or other transaction that some, or a majority, of Quad’s shareholders might believe to be in their best interests or in which shareholders might receive a premium over the then-current market price of the class A common stock.

Amendments to Articles of Incorporation

The WBCL allows Quad to amend its Articles at any time to add or change a provision that is required or permitted to be included in the Articles or to delete a provision that is not required to be included in the Articles. The board of directors of Quad can also propose one or more amendments for submission to shareholders and may condition its submission of any proposed amendment on any basis if it provides certain notice and includes certain information regarding the proposed amendment in that notice. The provisions in Quad’s Articles relating to the structure of the board of directors and certain amendments to the Bylaws may only be amended by the approval of 66 2/3% of the voting power of the then outstanding shares entitled to vote.

Preemptive Rights

No holder of Quad common stock has any preemptive or subscription rights to acquire shares of Quad common stock.